Exhibit 19.1

INSIDER TRADING COMPLIANCE POLICY

1Introduction
In the course of business, you may learn confidential information concerning Patterson-UTI Energy, Inc. (together with its subsidiaries, the “Company”) or other publicly traded companies with which the Company does business. Federal and state laws prohibit buying, selling or making other transfers of securities by persons who are aware of material nonpublic information concerning a company or its securities. These laws also prohibit persons with such information from passing it on to others who may trade on the basis of such information.
In light of these prohibitions, the Company has adopted the following policy (this “Policy”) regarding trading in securities by its directors, officers, employees and consultants. You are responsible for not violating federal or state securities laws or this Policy. Violations of insider trading laws will expose the individuals involved to disciplinary action (including, but not limited to, termination of service or employment with the Company), as well as potential civil or criminal liability.
This Policy also applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household (other than household employees), and any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company securities (collectively referred to as “Family Members”). This Policy also applies to corporations or other business entities controlled, influenced or managed by you and your Family Members, and trusts for which you are the trustee or have a beneficial or pecuniary interest (collectively referred to as “Controlled Entities”). Unless otherwise indicated, all references to “you” in this Policy should be read to include all of your Family Members and Controlled Entities.
The Securities and Exchange Commission (“SEC”), Nasdaq and state regulators (as well as the N.Y. Attorney General and the Department of Justice) are very effective at detecting and pursuing insider trading cases. The SEC has successfully prosecuted cases against employees trading through foreign accounts, trading by Family Members and friends or Controlled Entities, and trading involving only a small number of shares.
There is no prosecution threshold for insider trading cases. For individuals who trade on material nonpublic information (or tip information to others), possible penalties include:
1.A civil penalty of disgorgement, or return, of profit gained or loss avoided, plus a fine of up to three times the profit gained or loss avoided;
2.Criminal fines (no matter how small the profit) of up to $5 million; and
3.A jail term of up to twenty years.
In addition, if you are director, executive officer or other designated officer or employee of the Company (as notified by the Company), you must also comply with additional restrictions set forth in the Insider Trading Compliance Memorandum (the “Compliance Memorandum”) when trading in the Company’s securities. The Compliance Memorandum, among other things, may restrict you from trading in the Company’s securities during certain designated periods each quarter and require you to preclear your transactions with the Company’s Chief Financial Officer or General Counsel. If you are subject to those additional restrictions, the Compliance Memorandum will have been provided to you separately.
Employees not otherwise subject to the Compliance Memorandum who are proposing to enter into 10b5-1 plans must be aware of and comply with the “Restrictions on Trading - Rule 10b5-1 Trading Plans”

section of the Compliance Memorandum, which, among other things, requires review and approval by the Legal Department of any 10b5-1 trading plan prior to its adoption.
If you have any questions regarding this Policy or the Compliance Memorandum, please contact the Chief Financial Officer or General Counsel.
2Policy
A.No “Insider Trading”. You may not trade (directly or indirectly, through Family Members or Controlled Entities) in the stock or other securities of the Company or its Business Partners (as defined below) when you are aware of material nonpublic information concerning the Company or its securities or concerning Business Partners or their securities. This policy against “insider trading” includes trading in Company securities or engaging in transactions in other third party derivative securities with respect to such Company securities. For purposes of this Policy, references to “trading” and “transactions” in Company securities include, among other things: purchases and sales of Company securities in public markets; sales of Company securities obtained through the exercise of employee stock options granted by the Company, including broker-assisted cashless exercise (e.g., the broker sells some or all of the shares underlying the option on the open market); making gifts of Company securities (including charitable donations); or using Company securities to secure a loan. Conversely, references to “trading” and “transactions” do not include: the vesting of Company stock options, restricted stock or restricted stock units; or the withholding of shares to satisfy a tax withholding obligation upon the vesting of restricted stock or restricted stock units. Further, transactions in mutual funds that are invested in Company securities are not transactions subject to this Policy as long as (a) you or your Family Member or any applicable Controlled Entity does not control the investment decisions on individual stocks within the fund or portfolio and (2) Company securities do not represent a substantial portion of the assets of the fund or portfolio.
This policy also applies to trading or engaging in transactions with respect to the securities of other companies (a) with which the Company has a business relationship, such as customers, suppliers, or joint venture partners, or (b) that are involved in a potential transaction or business relationship with the Company (together, “Business Partners”) when you are aware of material nonpublic information relating to those companies as a result of your employment or service on behalf of the Company. The SEC and federal prosecutors may presume that trading by Family Members or Controlled Entities is based on information you supplied and may treat any such transactions as if you had traded yourself. There is no exception for small transactions or transactions that may seem necessary or justifiable for independent reasons, such as the need to raise money for an emergency expenditure. You are responsible for ensuring that your Family Members and Controlled Entities comply with this Policy. You should also be aware that insider trading could include situations where, among other things, you trade in securities of other companies (e.g., competitors) that are economically linked to the Company based on your awareness of material nonpublic information concerning the Company or its securities.
B.No “Tipping”. You, your Family Members and Controlled Entities may not convey material nonpublic information concerning the Company or another company to others, or suggest that anyone purchase or sell any company’s securities while you are aware of material nonpublic information concerning that company or that company’s securities. This practice, known as “tipping”, also violates the securities laws and can result in the same civil and criminal penalties that apply if you engage in insider trading directly, even if you do not receive any money or derive any benefit from trades made by persons to whom you passed material nonpublic information. Persons with whom you have a history, pattern or practice of sharing confidences—such as Family Members, close friends and financial and personal counselors—may be presumed to act on the basis of information known to you; therefore, special care should be taken so that material nonpublic information is not disclosed to such persons. To avoid even the appearance of impropriety, you should at all times refrain from providing advice or making recommendations regarding the purchase or sale of securities of the Company or of Business Partners of which you have nonpublic information as a result of your employment or association with the Company.

C.Maintaining Confidentiality. You should avoid communicating nonpublic information concerning the Company or its Business Partners to any person (including Family Members and friends) except Company personnel who have a legitimate business need for the information. Nonpublic information regarding the Company or its Business Partners should not be disclosed to persons outside the Company unless you are specifically authorized to disclose such information and the person receiving the information has agreed, in writing, if appropriate, to keep the information confidential. This policy applies without regard to the materiality of the information. Consistent with the foregoing, you should be discreet with nonpublic information and refrain from discussing it in public places where it can be overheard, such as elevators and other public spaces in the Company’s offices, restaurants, taxis and airplanes. Likewise, you should take care to protect sensitive information from access by unauthorized persons, for example, by allowing sensitive information displayed on a laptop computer to be viewed by someone sitting next to you on an airplane.
D.Post Termination. This Policy continues to apply to your transactions in Company securities even after you have terminated employment or other services to the Company. If you are aware of material nonpublic information concerning the Company or its securities when your employment or service relationship terminates, you may not transact or trade in Company securities until that information has become public or is no longer material.
E.Company Transactions. From time to time, the Company may engage in transactions in its own securities. It is the Company’s policy to comply with all applicable securities and state laws (including appropriate approvals by the Board of Directors or appropriate committee, if required) when engaging in transactions in Company securities (and, for transactions under the Company’s equity-compensation plans, in accordance with the terms of such plans).
3Materiality and Public Knowledge of Information
In applying the policies described above, it is important to determine whether information is material nonpublic information.
A.Material Information. Information is considered material if:
•there is a substantial likelihood that a reasonable investor would consider the information important in deciding whether to buy, hold, or sell the securities in question; or
•the information, if disclosed, could be viewed by a reasonable investor as having significantly altered the total mix of information available.
Material information may be good or bad news. Chances are, if a person learns something that leads that person to want to buy or sell securities, the information will be considered material. Thus, even speculative information can be material, and information may be material even if that information alone would not determine an investor’s decision to buy, sell or hold. Furthermore, the SEC takes the view that the mere fact that a person knows the information is enough to bar him or her from trading, even if the reasons for the potential trade are not based on that information.
By way of example, the following information is often deemed material:
•annual or quarterly financial results for the entire company or a material business segment of the company (or even monthly results under certain circumstances, including in particular when they would indicate a material departure from market expectations);
•extraordinary borrowing or liquidity problems;
•changes in control;
•unexpected or unusual gains or losses in major operations;

•negotiations and agreements regarding acquisitions, divestitures, business combinations or tender offers;
•the institution of, or developments in, significant pending, threatened or actual litigation, investigations, or regulatory actions and proceedings, or strategies with respect to the foregoing;
•internal earnings or other financial estimates or forecasts, especially if significantly different from “street” estimates, and other confidential financial information, including changes in dividend policy;
•significant operational information, including results of drilling or pressure pumping activity, changes in price, customers, suppliers, or contracts or changes in management, directors, or auditors;
•the declaration of a stock split or the proposed or contemplated issuance, redemption, or repurchase of securities (including the establishment of a repurchase program for Company securities);
•material defaults under agreements or actions by creditors, clients, or suppliers relating to a company’s credit rating;
•marketing changes;
•the interruption of production or other aspects of a company’s business as a result of an accident, fire, natural disaster, or breakdown of labor negotiations or any major shut- down;
•labor negotiations;
•major environmental incidents; and
•significant actual or potential cybersecurity incidents, events or risks that affect the Company or third-party providers that support the Company’s business operations, including computer system or network compromises, viruses or other destructive software, and data breach incidents that may disclose personal, business or other confidential information.
This list of examples is not intended to be exhaustive, and other types of information may also be material. Federal, state and Nasdaq investigators will scrutinize a questionable trade after the fact with the benefit of hindsight, so you should consider erring on the side of deciding that the information is material and not trade. If you have questions regarding specific transactions, please contact the Legal Department.
B.Nonpublic Information. Information is considered public only after it has been effectively disclosed in a manner sufficient to ensure that it is available to the investing public and enough time has elapsed to permit the investment market to absorb and evaluate the information. Selective disclosure to a few persons does not make information public. The Company generally discloses material information to the public in the form of press releases distributed through the major wire services or in filings made with the SEC.
When material information has been publicly disclosed, you should continue to refrain from buying or selling the securities in question until the information has been adequately disseminated to the public so that investors have had the opportunity to evaluate the information. Therefore, you should not enter into a trade immediately after the Company has made a public announcement of material information. The appropriate period between an announcement and a subsequent trade depends on the nature of the information disclosed. Generally, information regarding relatively simple matters will be deemed for purposes of this Policy to have been adequately disseminated to and absorbed by the market after two full trading days after the time of its release in a Regulation FD-compliant manner. For example, if an announcement is made on a Monday after the securities markets have closed, trading is not permitted until Thursday morning. When more complex matters, such as a prospective major acquisition or disposition, are announced, it may be necessary to allow additional time for the information to be absorbed by investors. If you have any question whether sufficient time has passed since an announcement by the Company, you should contact the Legal Department for guidance.